UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4 )*

                              Derma Sciences, Inc.
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                                (Name of Issuer)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    249827205
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                                 (CUSIP Number)

                                Raymond C. Hedger
                                 Hedger & Hedger
             1800 Linglestown Road, Suite 206, Harrisburg, PA 17110
                                 (717)238-1800
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                     Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 1, 2000
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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), ss. 240.13d-1(f) or ss. 240.13d-1(g),
check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                  Schedule 13D
CUSIP No.  249827205                                          Page 2 of 6 Pages
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   1 NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Edward J. Quilty    ###-##-####
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   2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                             (a)  [  ]

                                                             (b)  [  ]
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   3 SEC USE ONLY

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   4 SOURCE OF FUNDS*
         PF
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   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                           [  ]

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   6 CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
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   NUMBER OF SHARES        7   SOLE VOTING POWER

     BENEFICALLY                         580,826

                           -----------------------------------------------------
    OWNED BY EACH          8   SHARED VOTING POWER

      REPORTING

                           -----------------------------------------------------
     PERSON WITH           9   SOLE DISPOSITIVE POWER

                                         580,826
                           -----------------------------------------------------
                           10  SHARED DISPOSITIVE POWER

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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         580,826
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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                  [  ]
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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         22.8%
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  14   TYPE OF REPORTING PERSON*

         IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Schedule 13D
CUSIP No.  249827205                                          Page 3 of 6 Pages

ITEM 1.  SECURITY AND ISSUER

This Schedule 13D relates to the common stock, $.01 par value (the "Common Stock"), of Derma Sciences, Inc., a Pennsylvania corporation (the "Issuer"), whose principal executive offices are located at 214 Carnegie Center, Suite 100, Princeton, New Jersey 08540.

ITEM 2.  IDENTITY AND BACKGROUND

This Schedule 13D is being filed by Edward J. Quilty (the "Reporting Person"). Certain information with respect to the Reporting Person is set forth below:

    Name and Address:         Edward J. Quilty
                              214 Carnegie Center
                              Suite 100
                              Princeton, NJ 08540

    Principal Occupation:     Chairman of the Board of Directors, President and
                              Chief Executive Officer of the Issuer

    Criminal convictions:     None

    Civil proceedings:        None

    Citizenship:              United States

                                  Schedule 13D
CUSIP No.  249827205                                          Page 4 of 6 Pages

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The source and amount of funds used to effect the purchase of the Issuer's series E units described under Item 5 were personal funds of the Reporting Person in the amount of $50,000.

The issuance to the Reporting Person of the Issuer's securities as described in the last paragraph under Item 5 did not involve the payment by the Reporting Person of cash or other consideration.

ITEM 4.  PURPOSES OF THE TRANSACTIONS

The purpose of the reported, and all previous, acquisitions of the Issuer's Common Stock, together with options to purchase same, is investment without a view, presently or ultimately, to acquiring control of the Issuer. The Reporting Person serves as Chairman of the Board of Directors, President and Chief Executive Officer of the Issuer. In this capacity, the Reporting Person has proposed, and may in the future propose, candidates for election to the Issuer's board of directors. There is no agreement or arrangement between the Reporting Person and the Issuer with respect to election of candidates proposed by the Reporting Person. The inclusion of such candidates in management's slate of directors to be submitted for consideration by the Issuer's shareholders is entirely at the discretion of the Issuer's board of directors.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

The following table sets forth shares of the Issuer's Common Stock as to which the Reporting Person maintains beneficial ownership. The Reporting Person maintains both voting power and dispositive power relative to all such shares:

                        Beneficial Common Stock Ownership
                        ---------------------------------

          Owned outright                                         108,767
          Exercisable options (1)                                 20,000
          Exercisable options (2)                                 38,000
          Exercisable options (3)                                 76,055
          Exercisable warrants (4)                                38,000
          Exercisable warrants (5)                                 8,334
          Exercisable warrants (6)                               183,335
          Convertible preferred (7)                              108,335
                                                                 -------

          Total beneficially owned                               580,826
                                                                 =======

          Percentage of class beneficially owned                   22.8%

---------------------------
(1)  Exercisable at $4.00 per share.
(2)  Exercisable at $5.63 per share.
(3)  Exercisable at $5.95 per share.

                                  Schedule 13D
CUSIP No.  249827205                                          Page 5 of 6 Pages

(4)  Exercisable at $4.50 per share.
(5)  Exercisable at $6.75 per share.
(6)  Exercisable at $0.85 per share.
(7) Consists of 8,334 shares of series B convertible preferred stock, 66,667 shares of series C convertible preferred stock and 33,334 shares of series D convertible preferred stock each of which is convertible, on a one-for-one basis, into Common Stock.

On July 18, 2000 the Reporting Person purchased from the Issuer 66,667 of the Issuer's series E units, at the rate of $0.75 per unit, for a total investment of $50,000. Concurrently, three institutional investors purchased 600,000 series E units, at the rate of $0.75 per unit, for a total investment of $450,000.

The series E units each consist of one share of Common Stock and one and one tenth (1.1) warrants to purchase one share of Common Stock at $0.85 per share ("series E warrants"). Thus, the Common Stock and series E warrants components of the series E units purchased by the Reporting Person number 66,667 and 73,334, respectively.

The series E warrants will expire at the close of business on July 18, 2005. The Issuer has agreed to file a registration statement with the Securities and Exchange Commission relative to the Common Stock component of the series E units and the Common Stock issuable upon exercise of the series E warrants.

Concurrently with the Issuer's receipt of the foregoing investments, an institutional investor converted $375,000 of the principal of the Issuer's series C bonds into "modified" series E units, each consisting one share of series C convertible preferred stock and one and one tenth (1.1) series E warrants, at the rate of $0.75 per unit. Previously, several investors, including Mr. Quilty, had converted a total of $625,000 of the principal of the Issuer's series C and series D bonds into series C and series D units, respectively ("Prior Conversions").

Pursuant to the terms of the series C and series D instruments, effective September 1, 2000 the Issuer has adjusted the terms of the Prior Conversions such that they mirror the terms of the above described series C bond conversion. As a result of this adjustment, the Issuer has cancelled all previously issued series C and series D warrants and has issued to Mr. Quilty the following: (1) 21,212 shares of series C preferred stock; (2) 8,642 shares of series D preferred stock; and (3) 110,000 series E warrants.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

None.

                                  Schedule 13D
CUSIP No.  249827205                                          Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                     /s/      Edward J. Quilty
                                     -------------------------------------------
                                     By:  Raymond C. Hedger, Jr.
                                              Attorney-in-Fact

September 11, 2000


ATTACHMENT:

                            LIMITED POWER OF ATTORNEY

     I, THE UNDERSIGNED EDWARD J. QUILTY, hereby authorize and appoint Raymond
C. Hedger, Jr., Hedger & Hedger, Harrisburg, Pennsylvania, as my attorney-in-fact for me and on my behalf to file such Schedules 13D, and amendments thereto, with the United States Securities and Exchange Commission and National Securities Exchanges as may be required under the Securities Exchange Act of 1934, Regulations thereunder and the Rules of said Exchanges.

     IN WITNESS WHEREOF, I have hereunder placed my hand this 16th day of December, 1997.


                                              /s/ Edward J. Quilty
                                              -------------------------
                                              Edward J. Quilty